SECOND SUPPLEMENTAL INDENTURE

                          Dated as of November 16, 2004

                                      among

                       ATHENA NEUROSCIENCES FINANCE, LLC,
                                   as Issuer,

                             ELAN CORPORATION, PLC,
                                  as Guarantor,

                  THE SUBSIDIARY GUARANTORS IDENTIFIED HEREIN,
                            as Subsidiary Guarantors,

                                       and

                              THE BANK OF NEW YORK,
                                   as Trustee,

                                       to

                                    INDENTURE

                               as supplemented by

                          FIRST SUPPLEMENTAL INDENTURE,

                       each Dated as of February 21, 2001,

                                 and each among

                       ATHENA NEUROSCIENCES FINANCE, LLC,
                                   as Issuer,

                             ELAN CORPORATION, PLC,
                                  as Guarantor,

                                       and

                              THE BANK OF NEW YORK,
                                   as Trustee

     SECOND SUPPLEMENTAL INDENTURE, dated as of November 16, 2004 (the "Second Supplemental Indenture"), among ATHENA NEUROSCIENCES FINANCE, LLC, a Delaware limited liability company (hereinafter called the "Company"), ELAN CORPORATION, plc, a public limited liability company organized under the laws of Ireland (hereinafter called the "Guarantor"), the Subsidiary Guarantors identified on
Schedule I hereto (hereinafter called the "Subsidiary Guarantors") and THE BANK OF NEW YORK, a New York banking corporation, as trustee (the "Trustee"), to the Indenture, dated as of February 21, 2001 (the "Base Indenture"), as supplemented by the First Supplemental Indenture, dated as of February 21, 2001 (the "First Supplemental Indenture" and, together with the Base Indenture, the "Note Indenture"), each among the Company, the Guarantor and the Trustee. The Note Indenture, as supplemented by this Second Supplemental Indenture, is referred to as the "Indenture."

                                    RECITALS


     The Company, the Guarantor and the Trustee are parties to the Base Indenture, a form of which has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, as an exhibit to the Registration Statement on Form F-3 of the Company and the Guarantor (Registration No. 333-13130), providing for the issuance from time to time of senior debt securities of the Company, guaranteed by the Guarantor (the "Securities").

     Section 3.1 of the Base Indenture provides for various matters with respect to any series of Securities issued under the Base Indenture to be established in an indenture supplemental to the Indenture.

     Pursuant to Section 9.1(4) of the Base Indenture, the Company, the Guarantor and the Trustee entered into the First Supplemental Indenture to establish the form and terms of the Company's 7 1/4% Senior Notes due 2008 (the "Notes").

     Section 9.1(12) of the Base Indenture provides for the Company, the Guarantor and the Trustee to enter into an indenture supplemental to the Base Indenture or any supplemental indenture thereto to amend or supplement any provision contained therein.

     The Company and the Guarantor have duly authorized the supplements and amendments to the Note Indenture set forth in this Second Supplemental Indenture and the Subsidiary Guarantors have duly authorized this Second Supplemental Indenture and the issuance of the Subsidiary Guarantees (as defined below).

     The Company, the Guarantor, the Subsidiary Guarantors and the Trustee are executing and delivering this Second Supplemental Indenture in order to provide such Subsidiary Guarantees.

     All the conditions and requirements necessary to make this Second Supplemental Indenture, when duly executed and delivered, a valid and binding agreement in accordance with its terms and for the purposes herein expressed, have been performed and fulfilled.

         NOW, THEREFORE, THIS SECOND SUPPLEMENTAL INDENTURE WITNESSETH:

     For and in consideration of the premises and the purchase of the series of Securities provided for herein by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Notes (as defined below), as follows:

                                    ARTICLE I

                                   DEFINITIONS

     Section 1.01. Definitions. For all purposes of this Second Supplemental Indenture, except as otherwise expressly provided for or unless the context otherwise requires:

          (1) Capitalized terms used but not defined herein shall have the respective meanings assigned to them in the Note Indenture; and

          (2) All references herein to Articles and Sections, unless otherwise specified, refer to the corresponding Articles and Sections of this Second Supplemental Indenture.

     "Subsidiary Guarantee" means, with respect to any Subsidiary Guarantor, the unconditional guarantee of the payment of the principal of, any premium or interest on, and any Additional Amounts with respect to the Securities by such Subsidiary Guarantor, as more fully set forth in Article 17 of the Indenture. For the avoidance of doubt, the term "Subsidiary Guarantor, as used herein, is not synonymous or otherwise interchangeable with the term "Guarantor" as used in the Indenture.

     "Subsidiary Guarantor" means each Person named as the "Subsidiary Guarantor" in Schedule I of this Second Supplemental Indenture until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Subsidiary Guarantor" shall mean such successor Person. For the avoidance of doubt, the term "Subsidiary Guarantor, as used herein, is not synonymous or otherwise interchangeable with the term "Guarantor" as used in the Indenture.

     "Subsidiary Guarantor's Officer's Certificate" means a certificate signed by the Chief Executive Officer, the President, the Chief Financial Officer, a Vice President, or the Secretary of a Subsidiary Guarantor, that complies with the requirements of Section 314(e) of the Trustee Indenture Act and is delivered to the Trustee.

     "2011 Indenture" means the Indenture dated November 16, 2004 among Elan Finance public limited company and Elan Finance Corp., as co-issuers, Elan Corporation, plc, the other subsidiary guarantors named therein and The Bank of New York, as Trustee.

     "2011 Notes" means "Notes" as defined in the 2011 Indenture.

                                   ARTICLE II

                                      TERMS

     Section 2.01. Terms. For purposes of the Notes, the Base Indenture shall be amended to include the following Article 17:

                                   "ARTICLE 17

                              SUBSIDIARY GUARANTEES


     Section 17.1 The Subsidiary Guarantees.

     Each Subsidiary Guarantor, jointly and severally with the Guarantor and each other Subsidiary Guarantor, hereby unconditionally guarantees to each Holder of a Note authenticated and delivered by the Trustee the due and punctual payment of the principal of, any premium and interest on, and any Additional Amounts with respect to such Note and the due and punctual payment of the sinking fund payments (if any) provided for pursuant to the terms of such Note, when and as the same shall become due and payable, whether at maturity, by acceleration, redemption, repayment or otherwise, in accordance with the terms of such Note and of this Indenture. In case of the failure of the Company punctually to pay any such principal, premium, interest, Additional Amounts or sinking fund payment, each Subsidiary Guarantor, jointly and severally with the Guarantor and each other Subsidiary Guarantor, hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether at maturity, upon acceleration, redemption, repayment or otherwise, and as if such payment were made by the Company.

     Section 17.2. Net Payments.

     All payments of principal of and premium, if any, interest and any other amounts on, or in respect of, the Notes shall be made by the Subsidiary Guarantors without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Ireland or any political subdivision or taxing authority thereof or therein. If a withholding or deduction at source is required, the Subsidiary Guarantors shall, subject to certain limitations and exceptions set forth below, pay to the Holder of any such Note such Additional Amounts as may be necessary so that every net payment of principal, premium, if any, interest or any other amount made to such Holder, after such withholding or deduction, shall not be less than the amount provided for in such Note and this Indenture to be then due and payable; provided, however, that the Subsidiary Guarantors shall not be required to make payment of such Additional Amounts for or on account of:

          (1) any tax, fee, duty, assessment or governmental charge of whatever nature which would not have been imposed but for the fact that such Holder:
     (A) was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, Ireland or any political subdivision thereof or otherwise had some connection with Ireland other than by reason of the mere ownership of, or receipt of payment under, such Note; (B) presented such Note for payment in Ireland or any political subdivision thereof, unless such Note could not have been presented for payment elsewhere; or (C) presented such Note more than 30 days after the date on which the payment in respect of such Note first became due and payable or provided for, whichever is later, except to the extent that the Holder would have been entitled to such Additional Amounts if it had presented such Note for payment on any day within such period of 30 days;

          (2) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

          (3) any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the Holder or the beneficial owner of such Note to comply with any reasonable request by a Subsidiary Guarantor addressed to the Holder within 90 days of such request (A) to provide information concerning the nationality, residence or identity of the Holder or such beneficial owner or (B) to make any declaration or other similar claim or satisfy any information or reporting requirement, which, in the case of (A) or (B), is required or imposed by statute, treaty, regulation or administrative practice of Ireland or any political subdivision thereof as a precondition to exemption from all or part of such tax, assessment or other governmental charge; or

          (4) any combination of items (1), (2) and (3);

nor shall Additional Amounts be paid with respect to any payment of the principal of, or premium, if any, interest or any other amounts on, any such Note to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of such Security to the extent such payment would be required by the laws of Ireland (or any political subdivision or relevant taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such Additional Amounts had it been the Holder of the Note.

     Whenever in this Indenture there is mentioned, in any context, the payment of the principal of or any premium, interest or any other amounts on, or in respect of, any Note or the net proceeds received on the sale or exchange of any Note, such mention shall be deemed to include mention of the payment of Additional Amounts provided by the terms of such series established hereby or pursuant hereto to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to such terms, and express mention of the payment of Additional Amounts (if applicable) in any provision hereof shall not be construed as excluding the payment of Additional Amounts in those provisions hereof where such express mention is not made.

     Except as otherwise provided in or pursuant to this Indenture or the Notes, at least 10 days prior to the first Interest Payment Date with respect to any Note, and at least 10 days prior to each date of payment of principal or interest if there has been any change with respect to the matters set forth in the below-mentioned Subsidiary Guarantor's Officer's Certificate, the Subsidiary Guarantor shall furnish to the Trustee and the principal Paying Agent or Paying Agents, if other than the Trustee, a Subsidiary Guarantor's Officer's Certificate instructing the Trustee and such Paying Agent or Paying Agents whether such payment of principal of and premium, if any, interest or any other amounts on the Notes shall be made to Holders of Notes without withholding for or on account of any tax, fee, duty, assessment or other governmental charge described in this Section 17.2. If any such withholding shall be required, then such Subsidiary Guarantor's Officer's Certificate shall specify by taxing jurisdiction the amount, if any, required to be withheld on such payments to such Holders of Notes, and each Subsidiary Guarantor agrees to pay to the Trustee or such Paying Agent the Additional Amounts required by this Section
17.2. Each Subsidiary Guarantor covenants, jointly and severally with the Guarantor and each other Subsidiary Guarantor, to indemnify the Trustee and any Paying Agent for, and to hold them harmless against, any loss, liability or expense reasonably incurred without negligence or bad faith on their part arising out of or in connection with actions taken or omitted by any of them in reliance on any Subsidiary Guarantor's Officer's Certificate furnished pursuant to this Section 17.2.

     Section 17.3. Guarantee Unconditional, etc.

     Each Subsidiary Guarantor hereby agrees that its obligations hereunder shall be as principal and not merely as surety, and shall be absolute, irrevocable and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of any Note or this Indenture, any failure to enforce the provisions of any Note or this Indenture, or any waiver, modification, consent or indulgence granted with respect thereto by the Holder of such Note or the Trustee, the recovery of any judgment against the Company or any action to enforce the same, or any other circumstances which may otherwise constitute a legal or equitable discharge of a surety or guarantor. Each Subsidiary Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger, insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest or notice with respect to any such Note or the Indebtedness evidenced thereby and all demands whatsoever, and covenants that its Subsidiary Guarantee will not be discharged except by payment in full of the principal of, any premium and interest on, and any Additional Amounts and sinking fund payments required with respect to, the Notes and the complete performance of all other obligations contained in the Notes. Each Subsidiary Guarantor further agrees, to the fullest extent that it lawfully may do so, that, as between such Subsidiary Guarantor, on the one hand, and the Holders and the Trustee, on the other hand, the Maturity of the obligations guaranteed hereby may be accelerated as provided in Section 5.2 of the Base Indenture for the purposes of this Subsidiary Guarantee, notwithstanding any stay, injunction or prohibition extant under any bankruptcy, insolvency, reorganization or other similar law of any jurisdiction preventing such acceleration in respect of the obligations guaranteed hereby.

     Section 17.4. Reinstatement.

     This Subsidiary Guarantee shall continue to be effective or be reinstated, as the case may be, if at any time payment on any Note, in whole or in part, is rescinded or must otherwise be restored to the Company or any Subsidiary Guarantor upon the bankruptcy, liquidation or reorganization of the Company or otherwise.

     Section 17.5. Subrogation.

     Each Subsidiary Guarantor shall be subrogated to all rights of the Holder of any Note against the Company in respect of any amounts paid to such Holder by the Subsidiary Guarantor pursuant to the provisions of this Subsidiary Guarantee; provided, however, that such Subsidiary Guarantor shall not be entitled to enforce, or to receive any payments arising out of or based upon, such right of subrogation until the principal of, any premium and interest on, and any Additional Amounts required with respect to, all Notes shall have been paid in full.

     Section 17.6. Release of Subsidiary Guarantors.

     The Subsidiary Guarantee of any Subsidiary Guarantor will be automatically and unconditionally released and discharged when such Subsidiary Guarantor's guarantee of the 2011 Notes pursuant to the 2011 Indenture is released and discharged in accordance with the terms of the 2011 Indenture (except to the extent such guarantee of such 2011 Notes is released and discharged solely pursuant to a "Legal Defeasance" under the 2011 Indenture). In each such case, the Company or such Subsidiary Guarantor shall deliver to the Trustee an Officers' Certificate or a Subsidiary Guarantor's Officers' Certificate, as applicable and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to such release have been complied with and that such release is authorized and permitted hereunder.

     The Trustee shall execute any documents reasonably requested by the Company or such Subsidiary Guarantor in order to evidence the release of such Subsidiary Guarantor from its obligations under its Subsidiary Guarantee under this Article 17.

     Section 17.7. Indemnity.

     As a separate and alternative stipulation, each Subsidiary Guarantor, jointly and severally with the Guarantor and each other Subsidiary Guarantor, unconditionally and irrevocably agrees that any sum expressed to be payable by the Company under this Indenture with respect to the Notes but which is for any reason (whether or not now known or becoming known to the Company, the Guarantor, any Subsidiary Guarantor, the Trustee or any Holder of any Note) not recoverable from such Subsidiary Guarantor on the basis of a guarantee will nevertheless be recoverable from it as if it were the sole principal debtor and will be paid by it to the Trustee on demand. This indemnity constitutes a separate and independent obligation from the other obligations in this Indenture, gives rise to a separate and independent cause of action and will apply irrespective of any indulgence granted by the Trustee or any Holder of any Note."

                                  ARTICLE III

                                  MISCELLANEOUS

     Section 3.01. Evidence of Subsidiary Guarantee. To evidence its Subsidiary Guarantee set forth in Article 17 of the Indenture, each Subsidiary Guarantor hereby agrees to execute this Second Supplemental Indenture with effect as of the date hereof.

     Section 3.02. Confirmation of Indenture. The Note Indenture, as heretofore supplemented and amended by this Second Supplemental Indenture, is in all respects ratified and confirmed, and the Note Indenture, this Second Supplemental Indenture and all indentures supplemental thereto shall be read, taken and construed as one and the same instrument.

     Section 3.03. Concerning the Trustee. The Trustee assumes no duties, responsibilities or liabilities by reason of this Second Supplemental Indenture other than as set forth in the Base Indenture and, in carrying out its responsibilities hereunder, shall have all of the rights, protections and immunities which it possesses under the Base Indenture. The Trustee shall not be responsible for or in respect of the recitals contained herein, all of which recitals are made solely by the Company, the Guarantor and the Subsidiary Guarantors. The Trustee makes no representation as to the validity or sufficiency of this Second Supplemental Indenture.

     Section 3.04. Governing Law. This Second Supplemental Indenture, the Note Indenture and the Subsidiary Guarantees shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made or instruments entered into and, in each case, performed in said state.

     Section 3.05. Separability. In case any provision in this Second Supplemental Indenture and the Subsidiary Guarantees shall for any reason be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Second Supplemental Indenture or the Subsidiary Guarantees shall not in any way be affected or impaired thereby.

     Section 3.06. Counterparts. This Second Supplemental Indenture may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same document.

     Section 3.07. Effect of Headings. The Section headings herein are for convenience only and shall not effect as of the construction thereof.

     Section 3.08. Effect of Second Supplemental Indenture.

     (a) This Second Supplemental Indenture shall be effective and operative upon execution hereof by the Company, the Guarantor, the Subsidiary Guarantors and the Trustee.

     (b) In the event that there is a conflict or inconsistency between the Note Indenture and this Second Supplemental Indenture, the provisions of this Second Supplemental Indenture shall control.

     IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the day and year first written above.



                                ATHENA NEUROSCIENCES FINANCE, LLC


                                By:
                                     -----------------------------------
                                     Name:
                                     Title:

                                PRESENT when the Common
                                Seal of ELAN MEDICAL
                                TECHNOLOGIES (IRELAND)
                                LIMITED Was affixed
                                thereto:


                                ___________________________
                                Name:
                                Title:




                                PRESENT when the Common
                                Seal of ELAN MEDICAL
                                TECHNOLOGIES (IRELAND)
                                LIMITED Was affixed
                                thereto:


                                ___________________________
                                Name:
                                Title:




                                PRESENT when the Common
                                Seal of ELAN PHARMA LIMITED
                                Was affixed thereto:


                                ___________________________
                                Name:
                                Title:

                                PRESENT when the Common
                                Seal of ELAN PHARMA LIMITED
                                Was affixed thereto:


                                ___________________________
                                Name:
                                Title:




                                PRESENT when the Common
                                Seal of ELAN PHARMA
                                INTERNATIONAL LIMITED Was
                                affixed thereto:


                                ___________________________
                                Name:
                                Title:





                                PRESENT when the Common
                                Seal of ELAN PHARMA
                                INTERNATIONAL LIMITED Was
                                affixed thereto:


                                ___________________________
                                Name:
                                Title:





                                PRESENT when the Common
                                Seal of ELAN TRANSDERMAL
                                LIMITED Was affixed
                                thereto:


                                ___________________________
                                Name:
                                Title:




                                PRESENT when the Common
                                Seal of ELAN TRANSDERMAL
                                LIMITED Was affixed
                                thereto:


                                ___________________________
                                Name:
                                Title:

                                PRESENT when the Common
                                Seal of ELAN HOLDINGS
                                LIMITED Was affixed
                                thereto:


                                ___________________________
                                Name:
                                Title:




                                PRESENT when the Common
                                Seal of ELAN HOLDINGS
                                LIMITED Was affixed
                                thereto:


                                ___________________________
                                Name:
                                Title:




                                PRESENT when the Common
                                Seal of ELAN INNOVATIONS
                                LIMITED Was affixed
                                thereto:


                                ___________________________
                                Name:
                                Title:




                                PRESENT when the Common
                                Seal of ELAN INNOVATIONS
                                LIMITED Was affixed
                                thereto:


                                ___________________________
                                Name:
                                Title:

                                PRESENT when the Common
                                Seal of ELAN MANAGEMENT
                                LIMITED Was affixed
                                thereto:


                                ___________________________
                                Name:
                                Title:




                                PRESENT when the Common
                                Seal of ELAN MANAGEMENT
                                LIMITED Was affixed
                                thereto:


                                ___________________________
                                Name:
                                Title:




                                PRESENT when the Common
                                Seal of ELAN MEDICAL
                                TECHNOLOGIES LIMITED Was
                                affixed thereto:


                                ___________________________
                                Name:
                                Title:




                                PRESENT when the Common
                                Seal of ELAN MEDICAL
                                TECHNOLOGIES LIMITED Was
                                affixed thereto:


                                ___________________________
                                Name:
                                Title:

                                PRESENT when the Common
                                Seal of ELAN ONE LIMITED
                                Was affixed thereto:


                                ___________________________
                                Name:
                                Title:




                                PRESENT when the Common
                                Seal of ELAN ONE LIMITED
                                Was affixed thereto:


                                ___________________________
                                Name:
                                Title:




                                PRESENT when the Common
                                Seal of ELAN FOUR LIMITED
                                Was affixed thereto:


                                ___________________________
                                Name:
                                Title:




                                PRESENT when the Common
                                Seal of ELAN FOUR LIMITED
                                Was affixed thereto:


                                ___________________________
                                Name:
                                Title:

                                PRESENT when the Common
                                Seal of THE INSTITUTE OF
                                BIOPHARMACEUTICS LIMITED
                                Was affixed thereto:


                                ___________________________
                                Name:
                                Title:




                                PRESENT when the Common
                                Seal of THE INSTITUTE OF
                                BIOPHARMACEUTICS LIMITED
                                Was affixed thereto:


                                ___________________________
                                Name:
                                Title:




                                PRESENT when the Common
                                Seal of MONKSLAND HOLDINGS
                                COMPANY Was affixed
                                thereto:


                                ___________________________
                                Name:
                                Title:




                                PRESENT when the Common
                                Seal of MONKSLAND HOLDINGS
                                COMPANY Was affixed
                                thereto:


                                ___________________________
                                Name:
                                Title:

                                PRESENT when the Common
                                Seal of ELAN FINANCE PUBLIC
                                LIMITED COMPANY Was affixed
                                thereto:


                                ___________________________
                                Name:
                                Title:




                                PRESENT when the Common
                                Seal of ELAN FINANCE PUBLIC
                                LIMITED COMPANY Was affixed
                                thereto:


                                ___________________________
                                Name:
                                Title:




                                PRESENT when the Common
                                Seal of TACKSON LIMITED Was
                                affixed thereto:


                                ___________________________
                                Name:
                                Title:




                                PRESENT when the Common
                                Seal of TACKSON LIMITED Was
                                affixed thereto:


                                ___________________________
                                Name:
                                Title:

                                PRESENT when the Common
                                Seal of ELAN CORPORATION,
                                PLC Was affixed thereto:


                                ___________________________
                                Name:
                                Title:




                                PRESENT when the Common
                                Seal of ELAN CORPORATION,
                                PLC Was affixed thereto:


                                ___________________________
                                Name:
                                Title:




                                PRESENT when the Common
                                Seal of DRUG RESEARCH
                                CORPORATION, PUBLIC LIMITED
                                COMPANY Was affixed
                                thereto:


                                ___________________________
                                Name:
                                Title:

                                ATHENA NEUROSCIENCES, INC.


                                By:
                                    ------------------------------------
                                       Name:
                                       Title:




                                ELAN DIAGNOSTICS, INC.


                                By:
                                    ------------------------------------
                                       Name:
                                       Title:


                                ELAN DRUG DELIVERY, INC.


                                By:
                                    ------------------------------------
                                       Name:
                                       Title:


                                ELAN OPERATIONS, INC.


                                By:
                                    ------------------------------------
                                       Name:
                                       Title:


                                ELAN PHARMACEUTICALS, INC.


                                By:
                                    ------------------------------------
                                       Name:
                                       Title:


                                ELAN PHARMACEUTICAL MANAGEMENT CORP.


                                By:
                                    ------------------------------------
                                       Name:
                                       Title:

                                ELAN FINANCE CORP.


                                By:
                                    ------------------------------------
                                       Name:
                                       Title:


                                ELAN HOLDINGS, INC.


                                By:
                                    ------------------------------------
                                       Name:
                                       Title:


                                ELAN PHARMA LIMITED


                                By:
                                    ------------------------------------
                                       Name:
                                       Title:


                                ATHENA NEUROSCIENCES (EUROPE) LIMITED.


                                By:
                                    ------------------------------------
                                       Name:
                                       Title:


                                G.W. CARNRICK CO. LIMITED


                                By:
                                    ------------------------------------
                                       Name:
                                       Title:


                                MEADWAY PHARMACEUTICALS LTD.


                                By:
                                    ------------------------------------
                                       Name:
                                       Title:


                                THE LIPOSOME COMPANY LIMITED


                                By:
                                    ------------------------------------
                                       Name:
                                       Title:

                                The Common Seal of AXOGEN LIMITED was
                                hereunto affixed in the presence of:

                                ____________________________
                                Director

                                ____________________________
                                Secretary




                                The Common Seal of ELAN CAPITAL CORP.,
                                LTD. was hereunto affixed in the presence of:

                                ____________________________
                                Director

                                ____________________________
                                Secretary




                                The Common Seal of ELAN FINANCE CORPORATION
                                LTD.  was hereunto affixed in the presence of:

                                ____________________________
                                Director

                                ____________________________
                                Secretary




                                The Common Seal of ELAN INTERNATIONAL INSURANCE LTD. was hereunto affixed in the presence of:

                                ____________________________
                                Director

                                ____________________________
                                Secretary

                                The Common Seal of ELAN INTERNATIONAL MANAGEMENT LTD. was hereunto affixed in the presence of:

                                ____________________________
                                Director

                                ____________________________
                                Secretary




                                The Common Seal of ELAN INTERNATIONAL SERVICES LTD. was hereunto affixed in the presence of:

                                ____________________________
                                Director

                                ____________________________
                                Secretary




                                The Common Seal of ELAN INTERNATIONAL PORTFOLIOS LTD. was hereunto affixed in the presence of:

                                ____________________________
                                Director

                                ____________________________
                                Secretary

                                The Common Seal of ELAN PHARMACEUTICAL
                                INVESTMENTS LTD. was hereunto affixed in the presence of:

                                ____________________________
                                Director

                                ____________________________
                                Secretary




                                The Common Seal of NEURALAB
                                LIMITED was hereunto affixed in the presence of:

                                ____________________________
                                Director

                                ____________________________
                                Secretary




                                The Common Seal of QUADRANT
                                HOLDINGS (BERMUDA) LIMITED was hereunto
                                affixed in the presence of:

                                ____________________________
                                Director

                                ____________________________
                                Secretary




                                Elan Pharma B.V.





                                By: ________________________
                                Name:
                                Title:

                                Monksland Holdings B.V.





                                By: ________________________
                                Name:
                                Title:

                                THE BANK OF NEW YORK, as Trustee


                                By:
                                    ------------------------------------
                                       Name:
                                       Title:

                                                                      Schedule I


                              SUBSIDIARY GUARANTORS


1.  Elan Diagnostics, Inc.
2.  Elan Drug Delivery, Inc.
3.  Elan Finance public limited company
4.  Elan Finance Corp.
5.  Elan Operations, Inc.
6.  Elan Pharmaceuticals, Inc.
7.  Elan Pharmaceutical Management Corp.
8.  Athena Neurosciences, Inc.
9.  Elan Holdings, Inc.
10. Drug Research Corporation public limited company
11. Elan Holdings Limited
12. Elan Innovations Limited
13. Elan Management Limited
14. Elan Medical Technologies Limited
15. Elan Medical Technologies (Ireland) Limited
16. Elan Pharma Limited
17. Elan Pharma International Limited
18. Elan Transdermal Limited
19. Elan One Limited
20. Elan Four Limited
21. The Institute of Biopharmaceutics Limited
22. Monksland Holdings Company
23. Tackson Limited
24. Elan Pharma Limited
25. Athena Neurosciences (Europe) Limited
26. G.W.Carnrick Co. Limited
27. Meadway Pharmaceuticals Ltd.
28. The Liposome Company Limited
29. Monksland Holdings B.V.
30. Elan Pharma B.V.
31. Axogen Limited
32. Elan Capital Corp. Ltd.
33. Elan Finance Corporation Ltd.
34. Elan International Insurance Limited
35. Elan International Management Ltd.
36. Elan International Portfolios Ltd.
37. Elan International Services Ltd.
38. Neuralab Limited


                                      S-I-1

39. Elan Pharmaceutical Investments Ltd.
40. Quadrant Holdings (Bermuda) Limited






                                     S-I-2